UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024
Commission File Number: 001-31368

SANOFI
(Translation of registrant’s name into English)

46 avenue de la Grande Armée – 75017 Paris
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

In July 2024, Sanofi issued the financial statements and half year management report attached hereto as Exhibit 99.1 and 99.2 which are incorporated herein by reference.

2024 HALF-YEAR FINANCIAL REPORT

Table of Contents

1.	CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	2
	CONSOLIDATED BALANCE SHEETS – ASSETS	2
	CONSOLIDATED BALANCE SHEETS — SHAREHOLDERS’ EQUITY AND LIABILITIES	3
	CONSOLIDATED INCOME STATEMENTS	4
	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6
	CONSOLIDATED STATEMENTS OF CASH FLOWS	8
	NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024	10
	INTRODUCTION	10
	A/ Basis of preparation of the half-year financial statements and accounting policies	10
	B/ Significant information for the first half of 2024	14
	C/ Events subsequent to June 30, 2024	35
2	HALF-YEAR MANAGEMENT REPORT	37
	A/ Significant events of the first half of 2024	37
	B/ Progress on implementation of the Corporate Social Responsibility strategy	40
	C/ Events subsequent to June 30, 2024	43
	D/ Consolidated financial statements for the first half of 2024	44
	E/ Risk factors and related party transactions	57
	F/ Outlook	58
	G/ Appendix – Research and Development Pipeline	60
3	STATUTORY AUDITORS’ REPORT	63
4	RESPONSIBILITY STATEMENT OF THE CERTIFYING OFFICER – HALF-YEAR FINANCIAL REPORT	64

Exhibit No.		Description

Exhibit 99.1	Condensed half-year consolidated financial statements for 2024
Exhibit 99.2	2024 Half-year management report, Statutory Auditors’ Report and Responsibility Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2024		SANOFI

	By:	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets